

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 18, 2012

**By Facsimile to (202) 739-3001**

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

> Re: Aspiriant Global Equity Trust (the "Trust")
> File Numbers: 333-178600; 811-26488

Dear Mr. McGuire:

We have reviewed the initial registration statement on Form N-1A for the Trust, filed with the Commission on December 19, 2011. The filing was made for the purpose of registering the Aspiriant Risk Managed Global Equity Fund (the "Fund"), a series of the Trust, pursuant to the Securities Act of 1933 and the Investment Company Act of 1940.

Our comments on the Registration Statement are set forth below. We have used captions from the registration statement above our comments to indicate the sections of the registration statement to which the comments relate. However, you should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.

*Prospectus*

**Fund Summary**

1. On page 2, under *Principal Investment Strategies*, in the first sentence of the first paragraph, it is stated that "[u]nder normal conditions, the Fund will invest at least 80% of its <u>total</u> assets in common stocks" (emphasis added). In the fourth sentence of the same paragraph, it is further stated that "[a]s a non-fundamental policy, the Fund generally will invest at least 80% of its <u>net</u> assets in equity securities and/or investments that provide exposure to equity securities." (emphasis added). For purposes of compliance with rule 35d-1 under the 1940 Act (the "names rule"), the statement that the Fund will invest 80% of its total assets in common stocks would fulfill the rule 35d-1 requirements. However, it appears that the fourth sentence was intended to be used to comply with the names rule (we assume this because on page 10 of the Statement of Additional Information (SAI), compliance with rule 35d-1 is noted to be investment of "at least 80% of [the Fund's] <u>net</u> assets in a particular type or category of securities

suggested by its name… .").  Accordingly, in the fourth sentence, immediately following "80% of its net assets," please insert the parenthetical "(plus borrowings for investment purposes)" to accurately state the requirements of Rule 35d-1.  Please make conforming changes on page 5, in the penultimate line of the second paragraph under *Investment Strategies*, and in the SAI on page 10, under *Investment Restrictions*.

2.  Also on page 2, in the same sentence as discussed above, it is stated that the Fund will invest at least 80% of its net assets in "equity securities and/or investments that provide exposure to equity securities".  Please explain why the Fund considers investments "that provide exposure to equity securities" as being investments that have economic characteristics similar to equities for purposes of fulfilling the 80% requirement under Rule 35d-1.

3.  Given that the term "global" is in the Fund's name, please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world."  See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001) ("Fund Names Release").  For example, the Fund could have a policy to invest in at least three different countries, including the United States, and, in addition, invest at least 40% of its assets in securities of non-U.S. companies under normal market conditions.

4.  On page 4, under *Management, Portolio Managers*, please note the length of service for Jason Thomas.

5.  Also on page 4, in *Purchase and Sale of Fund Shares*, to comply with the requirements of Item 6(b) of Form N-1A, please note specifically that the Fund's shares are redeemable and briefly describe the procedures for redeeming Fund shares (by written request, telephone, or wire transfer, etc.).

## Investment Objectives and Strategies

6.  On page 5, under *Investment Objective*, please state what advance notice (e.g., 60 days) investors will receive prior to a change in the Fund's investment objective.

7.  On page 5, under *Principal Investment Strategies,* it states that the Fund may invest in "frontier markets".  If this is a principal investment strategy, it should also be included in the Fund Summary section with appropriate risk disclosure.

8.  Also on page 5, under *Principal Investment Strategies*, in the third paragraph, seventh line, please replace "2010" with "2011", or as otherwise appropriate.

9.  Further on page 5, in the last sentence of the page, reference is made to the Fund's "benchmark".  Please describe here what the benchmark is, or, if appropriate, refer to the definition of the "Benchmark Portfolio" described on page 6.

10. On page 6, in the first line, reference is made to "systemic currency strategies".  Please describe briefly what these strategies are.

11. On page 7, also under *Principal Investment Strategies*, in the second to last paragraph, immediately following "pursuing", please insert the phrase ", and therefore may not achieve," or include another appropriate response to comply with Instruction 7 to Item 9(b)(1) of Form N-1A.

12. On page 10, under *Principal Investment Strategies,* in the subsection *Principal Risks, Covered Calls and Equity Collars*, it is stated that the Fund "*generally* will write only covered call options".  Please note if there are any circumstances where the Fund may invest in uncovered call options.

## Management of the Fund

13. Also on page 11, in the third paragraph, second sentence, regarding the reference to the Fund's "shareholder report", please note whether this will be the Fund's annual or semi-annual report.

### *Statement of Additional Information*

## Investment Policies and Practices

14. On page 3, under *Types of Equity Securities*, it is stated that in addition to common stock, the equity securities that the Fund may purchase include, among others, "securities having equity characteristics, such as rights, warrants… ."  Please explain how these types of securities may have "economic characteristics similar to equity securities".  See Fund Names Release at n. 13 (this discussion may be included in response to comment 2 above).

## Investment Restrictions

15. At the bottom of page 10, where the 1940 Act requirements with respect to borrowing are noted, please state also the requirement under the Act that if at any time a Fund's borrowings exceed 33-1/3% of the value of the Fund's total assets, the Fund will reduce its borrowings within three days (excluding Sundays and holidays) to the extent necessary to comply with the 33-1/3% limitation.

## Management of the Fund

16.  On page 13, in the heading to the sixth column of the tables for both the Independent and Interested Trustees and Officers, *Other Directorships Held by Trustee*, please add the phrase "during the past 5 years".

\*       \*       \*       \*       \*       \*       \*       \*

Please respond to our comments above in a pre-effective amendment to the registration statement. Comments relating to a specific location in the prospectus should be deemed to apply to all similar disclosure in the prospectus and elsewhere in the registration statement.

Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Trust requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,


Karen Rossotto
Senior Counsel